Exhibit 99.1

Cellect Receives Notice of Intention to Grant

from European Patent Office for Patent Protecting Company’s Technology in Multiple Indications

Patent to provide coverage in both U.S. and EU

Method of treatment patent provide protection in diabetes, inflammatory bowel disease, graft-versus-host disease and transplant rejection

Tel Aviv, Israel – April 3rd, 2017 – Cellect Biotechnology Ltd. (Nasdaq: APOP, TASE: APOP), a developer of stem cell isolation technology, announced today that it has received a formal notice of Intention to Grant for a patent (Application No. 11751949.6-1466) covering a key method of treatment from the European Patent Office. The allowed claims relate to the engineering of regulatory immune cells with enhanced apoptotic activity to be used for immunomodulation in treating or preventing immune-related disorders.

Earlier this year, Cellect received a Notice of Allowance from the U.S. Patent & Trademark Office for the same patent

The patent is expected to protect Cellect’s technology and method when used to treat multiple medical conditions with significant unmet needs, such as diabetes, inflammatory bowel disease, graft-versus-host disease and transplant rejection. The patent covers a segment of cell-based therapeutics that is separate from the one Cellect is currently working in, is relevant to the fast-growing class of immune therapies and Cellect believes may create an opportunity to enhance Cellect’s pipeline.

Shai Yarkoni, Cellect’s CEO, commented, “Now covering both the U.S. and the EU, this patent is a base for the future commercialization of our global business. Cellect has seven families of patents and patent applications to protect its core assets for enabling stem cell regenerative medicine. With this patent, Cellect has the opportunity to diversify its pipeline and open up new commercialization routes for additional market segments.”

About Cellect Biotechnology Ltd.

Cellect Biotechnology is traded on both the NASDAQ and Tel Aviv Stock Exchange (NASDAQ: "APOP", "APOPW", TASE: "APOP"). The Company has developed a breakthrough technology for the isolation of stem cells from any given tissue, a technology that aims to improve a variety of stem cells applications.

The Company’s technology is expected to provide pharma companies, medical research centers and hospitals with the tools to rapidly isolate stem cells in quantity and quality that will allow stem cells related treatments and procedures. Cellect’s technology is applicable to a wide variety of stem cells related treatments in regenerative medicine and that current clinical trials are aimed at the cancer treatment of bone marrow transplantations.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss our expectation that the allowed patent will be issued in the EU and in the U.S., that, if approved, the patent will protect Cellect’s technology and method when used to treat multiple medical conditions with significant unmet needs, such as diabetes, inflammatory bowel disease, graft-versus-host disease and transplant rejection, that the patent may create an opportunity to enhance Cellect’s pipeline, may serve as a base for the potential future commercialization of Cellect’s global business and may provide an opportunity to diversify Cellect’s pipeline and potentially open up new commercialization routes for additional market segments and that Cellect’s technology is expected to provide pharma companies, medical research centers and hospitals with the tools to rapidly isolate stem cells in quantity and quality that will allow stem cells related treatments and procedures. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov. and in the Company’s period filings with the SEC and the Tel-Aviv Stock Exchange.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellectbio.com

+ 972-9-974-1444

LifeSci Advisors

Bob Yedid, Managing Director

646-597-6989

bob@lifesciadvisors.com